SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-207765

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2017

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________

PART I

REGISTRANT INFORMATION

Full name of registrant	Acro Biomedical Co., Ltd.

Address of principal executive office	6F. No.398, Xingshan Rd., Neihu Dist.
City, state and zip code	Taipei City 114 Taiwan, Republic of China

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the quarter ended March 31, 2017 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. As a result of a change of control on January 30, 2017, the registrant has a new chief executive officer and chief financial officer and is engaged in the development of a new business and, in May 2017, the issuer engaged a new independent registered accounting firm. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pao-Chi Chu, Chief Executive Officer	+866	2-2790-6189
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s report on Form 10-Q for the quarter ended March 31, 2017 cannot be filed within the prescribed time period because the registrant requires additional time for compilation and review of its financial statements as a result of a change in management, with the appointment of a new chief executive officer and chief financial officer following a change of control on January 30, 2017. In addition, the Company engaged MaloneBailey, LLP as its independent registered public accounting firm on May 10, 2017.

The registrant did not generate any revenue in either the three or six months ended March 31, 2017 or the three or six months ended March 31, 2017. For the three months ended March 31, 2017, the registrant expects to report a net loss of approximately $6,350 as compared with a net loss of approximately $29 for the three months ended March 31, 2016. For the six months ended March 31, 2017, the registrant expects to report a net loss of approximately $20,176 as compared with a net loss of approximately $45,135 for the six months ended March 31, 2016.

 Following a change of control, on January 30, 2017, the registrant discontinued it our efforts to develop aquatic centers, and will seek to engage in the business of developing and marketing nutritional products that promote wellness and a healthy lifestyle. In this connection the registrant intends to conduct research and development on its own proprietary products based on cordyceps sinensis. Cordyceps is a fungus that is used in traditional Chinese medicine. Cordyceps sinensis has been described as a medicine in old Chinese medical books and Tibetan medicine. It is a rare combination of a caterpillar and a fungus and found at altitudes above 4500m in Sikkim. As of this date hereof, the Company’s operations in its new business are in the planning stage.

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Acro Biomedical Co., Ltd.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2017	By:	/s/ Pao-Chi Chu
	Name:	Pao-Chi Chu
	Title:	Chief Executive Officer

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